November 21, 2005

via U.S. mail and facsimile to 011 44 20 7717 4455

David Lloyd
Executive Director, Finance
Corus Group plc
30 Millbank
London SW1P 4WY
England

	RE:	Corus Group plc
		Form 20-F for the fiscal year ended January 1, 2005
		Filed March 31, 2005

		File No. 1-10120

Dear Mr. Lloyd:

      We have reviewed your response letter dated November 3, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.
After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended January 1, 2005

Presentation II - Basis of Consolidation, page 89

1.  	We have reviewed your response to comment 2 in our letter
dated
October 5, 2005. We note that your risk factor, titled "Certain business decisions concerning Corus` business require approval by the
Corus Nederland Supervisory Board, a body whose composition is not wholly within the control of Corus", casts some doubt about your ability to control and, therefore, consolidate, Corus Nederland. In future filings, please expand your discussion under this risk factor or within your critical accounting policies to address how you determined that notwithstanding the rights of the Supervisory Board, you still have the ability to control Corus Nederland. In this regard, specifically address the fact that the Supervisory Board has no authority to establish or make operating and capital decisions, including the setting or approval of budgets, or powers to incur or reject the incurrence of additional indebtedness (unless these proposals include significant acquisitions and disposals).

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, Jeanne Baker at
(202) 551-3961 or me at (202) 551-3689 if you have questions regarding these comments.


								Sincerely,



								John Hartz
Senior Assistant Chief Accountant


??

??

??

??

David Lloyd
Corus Group plc
November 21, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE